


                                                        [COX RADIO LETTERHEAD]





November 17, 2006

VIA FACSIMILE

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attention:    Sondra Stokes, Associate Chief Accountant
              Melissa Hauber, Senior Staff Accountant

                  Re:      Cox Radio, Inc.
                           Form 10-K for Fiscal Year ended December 31, 2005
                           Form 10-Q for Fiscal Quarter Ended June 30, 2006
                           File No. 1-12187

Dear Ms. Stokes and Ms. Hauber:

     Further to our telephone conversation on November 10, 2006, we have summarized below for the Staff's consideration an overview of the terms of our option to acquire the radio stations, followed by a detailed accounting analysis and our conclusions therewith.

     Overview of Our Option to Acquire Radio Stations
     ------------------------------------------------

    In January 2005, we entered into an option agreement (the "Agreement"), a copy of which was previously provided to you on a supplemental basis pursuant to Rule 12b-4 on November 3, 2006. Under the terms of the Agreement, we made an initial payment of $2 million to the sellers in exchange for an option to acquire five radio stations for a fixed purchase price of $60 million. The option was originally exercisable at our election anytime prior to December 31, 2007. In October 2006, we amended the Agreement, for no additional consideration, to extend the exercise period through January 31, 2008. There were no other changes made to the
Agreement as a result of this amendment.

     During the term of the Agreement, on two dates-the fifteen-month anniversary and the thirty-month anniversary of the
Agreement-the sellers may provide notice that effectively requests, but does not obligate, us to acquire the radio stations. Upon receiving such notice, if we elect not to acquire the radio stations at that time, we must pay a $5 million premium to the sellers to retain the right to acquire the radio stations. The Agreement refers to these two $5 million premium payments as the "First
Supplemental Option Price" and the "Second Supplemental Option Price", respectively. If we elect to acquire the radio stations at any time during the amended term of the Agreement (or on either of the two dates requested by the sellers), the initial $2 million payment and any amounts paid by us to retain the right to acquire the radio stations will be applied towards the $60 million fixed purchase price of the radio stations. Although the Agreement refers to the sellers' rights pertaining to the aforementioned two $5 million premium payments as the sellers' "First Put Right" and "Second Put Right", under no circumstances and at no time can the sellers require that we purchase the radio stations.

     Based on our November 10, 2006 telephone conversation with you, we acknowledge that the foregoing terminology in the
Agreement-which terminology we carried forward into the description of the Agreement we provided in our periodic reports and then used for consistency in our prior written responses to you dated July 31, 2006 and October 19, 2006-may not have been the best terminology to describe the mechanics and business purpose of the transactions covered by the Agreement. In addition, the defined terms "First Put Right" and "Second Put Right" in the Agreement were clearly not helpful for purposes of analyzing the appropriate accounting treatment for our option to acquire the radio stations. However, as noted above, these so-called put rights do not, at any time, obligate us to acquire the radio stations. Rather, the sellers' rights only obligate us to pay the respective $5 million payments in order to retain our option to acquire the radio stations. Again, we can elect, at our sole discretion, to either acquire or not acquire the radio stations at any time, but if we choose to terminate the Agreement or let the Agreement expire without exercising our option, we will forfeit our initial $2 million payment and both of the $5 million premium payments. To this end, we respectfully request the Staff to consider the substance of our Agreement for purposes of evaluating the appropriate accounting for our option to acquire the radio stations. Accordingly, we are providing a detailed analysis of what we believe to be the substance of the Agreement and our related conclusions on the appropriate accounting.

     We also acknowledge the Staff's long-standing position that written options initially should be reported at fair value and subsequently marked to fair value through earnings, and we have considered that position in our analysis. Based on our analysis, however, we do not believe our option to acquire the radio stations, or any other features in the Agreement, in part or in whole, are or contain a written option.



    Accounting Analysis of Our Option to Acquire Radio Stations
    -----------------------------------------------------------

    A written option typically has the following characteristics, which are not present in the Agreement:

A premium is received by the writer:

     o Cox Radio received no premium from the station owners. In fact, we paid an upfront premium to the station owners of
       $2 million. We also paid an additional $5 million premium to the station owners in July 2006, and we believe it is probable that we will pay another $5 million premium to the station owners in July 2007. Should we ultimately choose to acquire the radio stations, all of such payments made prior to our acquisition will be applied towards the $60 million fixed purchase price. This is the primary reason we believe that there is no written option embedded in the Agreement and that the $5 million payments in July 2006 and July 2007 are or will be, in effect, additional premiums (or deposits) to be applied towards the purchase price of the radio stations.

Unlimited risk is assumed by the writer:

     o Under the Agreement, we did not assume unlimited risk. Rather, we simply acquired the right to purchase the radio stations for a fixed purchase price of $60 million. If we do not acquire the radio stations, the premiums will be forfeited, just as any purchased option that expires unexercised.

An obligation is assumed by the writer:

     o We have assumed no obligation to acquire the radio stations. It remains our right to do so at our sole discretion, but it is not an obligation. The sellers' rights under the Agreement, on the other hand, do not obligate us to purchase the stations, but their rights do require that we pay additional premiums to retain our rights.

The writer of a put option bears the risk of a decline in the price of the underlying. As such, the writer incurs losses if the fair value of the underlying declines below the exercise price (unlimited as the price continues to decline). Similarly, the writer of a call option incurs losses if the fair value of the underlying increases above the exercise price (unlimited as the price continues to increase):

     o If one considers the "underlying" in the Agreement to be the radio stations, we would not incur any unlimited losses should the value of the radio stations decline. Our only risk, similar to that assumed in paying premiums for a purchased option, is the potential loss of the premium payments we make prior to termination or expiration of our option to acquire the radio stations, which in our case is limited to $12 million. If the fair value of the radio stations declines to such a level that we no longer believe the $60 million fixed purchase price is a reasonable amount to pay for such stations, we would not exercise our option, thus allowing the option to expire, and we would expense the $12 million of premiums, as discussed further below.

The accounting for a written option results in a liability, and its fair value never results in an asset as the written option would never be valued above zero (since it would not be exercised by the purchaser if it was out of the money to such purchaser).
Similarly, a purchased option never results in a liability as it can not be have a fair value below zero, since it would not be exercised by the purchaser if it was out of the money to such purchaser.

     o We do not believe there would be an amount to ascribe as a liability for the fair value of the so-called First Put Right or
       Second Put Right, other than the two $5 million premium payments. That is, there is no additional liability beyond these amounts.

     o Furthermore, paragraph 36 of Statement of Financial Accounting Concepts No. 6, "Elements of Financial Statements", defines two of the three essential characteristics of a liability as (1) an amount that would embody a "present duty or
       responsibility...that entails settlement by probable future transfer or use of assets"; and (2) that "duty or responsibility obligates a particular entity, leaving it little or no discretion to avoid the future sacrifice." The
       Agreement only obligates us to make aggregate premium payments of $12 million, but the Agreement does not meet the two aforementioned characteristics of a liability. Accordingly, if one were to conclude that a written option were in fact present in the Agreement, we do not believe there would be a means, based on the terms of the Agreement or otherwise, to settle any liability that would be recorded.

     In performing our analysis, we also considered the speech made by SEC staff professional fellow, Gregory Faucette, at the
2003 AICPA National Conference on Current SEC Developments, in which he referred to EITF Issue No. 91-4, "Hedging Foreign Currency
Risks with Complex Options and Similar Transactions," as being one of the first reference points in determining whether written options should be accounted for at fair value. In his speech, Mr. Faucette quotes the SEC Observer's comments in that Issue which stated "The SEC staff also will object to deferral of losses with respect to written foreign currency options because they do not reduce but increase risk." With respect to our right to acquire the radio stations, there are no losses that are being deferred. We have no obligation to acquire the radio stations as a result of us having made the initial or any other premium payment, and there is no increased risk to us as a result of us having made the aggregate premium payments. Furthermore, our rights under the Agreement are the same after having made these payments as they were prior to us having made these payments.

     Moreover, in his speech, Mr. Faucette also refers to the Staff's long-standing position on written options and notes that, historically, the Staff's view was consistent with the 1986 AICPA Issues Paper, "Accounting for Options," which included in its scope all options traded on exchanges, all options on fungible items not traded on exchanges, and all options settled in cash only
(such as options on stock indices). Excluded from its scope are options on land or real estate, options on large blocks of stock, options issued by an enterprise on its securities, and agreements that obligate enterprises to make or acquire loans under specified conditions. Although much guidance has been promulgated since the AICPA Issues Paper was issued in 1986, a right to acquire radio stations would not seem to have been contemplated by its scope. In addition, when considering the issue of financial guarantees as written options in his speech, Mr. Faucette noted: "While Issue 85-20 was addressed during a period where several EITF issues focused on put options, it did not draw attention as an option-related issue, which we believe further suggests that a guarantee was not necessarily the type of arrangement thought of as a written option in a traditional sense." (emphasis added). Accordingly, we believe that our option to acquire the radio stations, inclusive of all of the provisions and features set forth in the
Agreement, are not necessarily the type of arrangement thought of as a written option in a traditional sense, and in fact, the
Agreement is more like a purchased option.



     Based on the foregoing analysis, we have concluded that none of the characteristics of a written option are present in the
Agreement and that the Agreement is, in substance, similar to a purchased option. In addition, as detailed in our previous written response to the Staff dated October 19, 2006, our option to acquire the radio stations does not meet the definition of a derivative, as prescribed by SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," because the Agreement does not contain a net settlement provision, as prescribed by paragraph 9(c) of that statement.

     We also have concluded that the aggregate $12 million payments prescribed by the Agreement should be accounted as payments to be applied towards the purchase price of the radio stations and that such payments should be recorded as an asset on our consolidated balance sheet until such time as we either: (1) acquire the radio stations and account for such acquisition as a
"purchase" in accordance with SFAS No. 141, "Business Combinations;" or (2) choose not to acquire the radio stations. If we choose to acquire the radio stations, the $60 million purchase price (which would include the aggregate $12 million payments) will be allocated to the fair value of the acquired radio stations' assets and liabilities. If we choose not to acquire the radio stations, we will expense the $12 million currently recorded on our consolidated balance sheet.


                                                         * * * * *


         We hope you will find this letter helpful.  Once you have had an opportunity to review this matter, please contact me at
678-645-4310, or our counsel (Thomas D. Twedt at 202-776-2941) to arrange a time for us to discuss this matter further.


                                                              Sincerely,

                                                             /s/ Neil O. Johnston


                                                              ------------------------------------------
                                                              Neil O. Johnston
                                                              Vice President and Chief Financial Officer

